August 29, 2018

Himanshu Patel
Chief Financial Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281

       Re: First Data Corporation
           Form 10-K for the Fiscal Period Ended December 31, 2017 Filed February 21, 2018
           File No. 001-11073

Dear Mr. Patel:

        We have reviewed your August 17, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Period Ended December 31, 2017

General

1. You state in response to comment 1 of our letter dated August 8, 2018 that it is possible that, to the extent Visa or MasterCard are accepted in Syria or Sudan, you could have indirect contact in connection with the processing of debit or credit card transactions conducted in those countries with cards issued by a financial institution for which you provide processing services. Please discuss the materiality of such transactions in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been
 Himanshu Patel
First Data Corporation
August 29, 2018
Page 2
         directed toward companies that have operations associated with a U.S.-designated state sponsor of terrorism.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Craig Wilson,
Senior Assistant Chief Accountant at (202) 551-3226 with any questions.



                                                             Sincerely,
FirstName LastNameHimanshu Patel
                                                             Division of
Corporation Finance
Comapany NameFirst Data Corporation
                                                             Office of
Information Technologies
August 29, 2018 Page 2                                       and Services
FirstName LastName